KIRKLAND LAKE GOLD LTD. ANNOUNCES CLOSING OF BUSINESS
COMBINATION CREATING A NEW MID-TIER GOLD PRODUCER

Toronto, Ontario and Vancouver, British Columbia – November 30, 2016 – Kirkland Lake Gold Ltd. (“KL Gold”) (TSX: NMI) is pleased to announce the completion of the previously announced arrangement between Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) and Newmarket Gold Inc. (“Newmarket”), forming KL Gold, a new mid-tier gold company (the “Arrangement”).

Pursuant to the Arrangement, Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket. Newmarket was then renamed “Kirkland Lake Gold Ltd.” and completed a consolidation of its shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share. KL Gold issued approximately 117,505,144 KL Gold shares on a post-consolidation basis (“KL Gold Shares”) under the Arrangement to former Kirkland Lake Gold shareholders as consideration for their Kirkland Lake Gold shares. As a result, on closing KL Gold had 202,289,201 KL Gold Shares issued and outstanding with approximately 57% of the KL Gold Shares being held by former shareholders of Kirkland Lake Gold and approximately 43% of the KL Gold Shares being held by former shareholders of Newmarket.

It is anticipated that the KL Gold Shares will commence trading on the Toronto Stock Exchange (“TSX”) on a consolidated basis on December 6, 2016 under the new symbol “KL”. Until such date, the KL Gold Shares are trading on a non-consolidated basis under Newmarket’s symbol “NMI”. Former Kirkland Lake Gold shares will be delisted from the TSX on December 6, 2016 as well. The publicly traded convertible debentures of Kirkland Lake Gold will continue to trade on the TSX under the symbols “KLG.D.B” and “KLG.D.BA”, respectively.

Anthony Makuch, President and CEO of KL Gold commented, “The completion of this merger has transformed Kirkland Lake Gold into an exciting new mid-tier gold company with a suite of quality assets in stable and mining friendly jurisdictions. The enhanced board of directors and management team are committed to demonstrating the full value potential of the newly combined company by ensuring we meet our production and cost targets for 2016. We will continue looking at ways to further reduce costs at our operations, while continuing to invest in the exploration and development of our extensive land positions located in highly prospective camps in both Canada and Australia.

As we look ahead, we have a lot of exciting news flow planned for the coming weeks. We look forward on updating our shareholders on drill results from our Ontario targets and providing our 2017 consolidated production guidance prior to the end of the year. We anticipate the release of our preliminary fourth quarter and year end production results in late January 2017, followed by our updated consolidated resource and reserve statements during the first quarter of 2017.”

Douglas Forster, former President and CEO of Newmarket, stated: “The newly formed KL Gold combines robust financial strength and substantial free cash flow generation from an operating platform of quality assets in Tier 1 mining jurisdictions. This is a compelling business case for a company focused on maximizing shareholder value through the execution of an attractive pipeline of growth exploration and development projects. I am confident that the new KL Gold will be the preferred investment among mid-tier gold producers, commanding an increased capital market profile. I look forward to an exciting future and will remain a supportive shareholder, as the company continues to build on a successful track record of solid operational performance while pursuing further opportunities to create value for shareholders.”

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Kirkland Lake Gold and Newmarket dated October 28, 2016 (the "Information Circular"). A copy of the Information Circular can be found under Kirkland Lake Gold and Newmarket's (now KL Gold's) respective profiles on SEDAR at www.sedar.com and the early warning report filed by KL Gold in connection with the acquisition of the Kirkland Lake Gold shares will be filed under Kirkland Lake Gold's profile on SEDAR or by contacting KL Gold at the number shown below.

Information for Former Kirkland Lake Gold Shareholders

Pursuant to the Arrangement, former Kirkland Lake Gold shareholders are entitled to receive 2.1053 pre-consolidated KL Gold shares (approximately one post-consolidation KL Gold Share) for each Kirkland Lake Gold share held.

In order to receive KL Gold Shares in exchange for Kirkland Lake Gold shares, Kirkland Lake Gold registered shareholders must complete, sign, date and return the letter of transmittal that was mailed to each Kirkland Lake Gold shareholder prior to closing (the “Kirkland Lake Gold Letter of Transmittal”). The Kirkland Lake Gold Letter of Transmittal is also available under the SEDAR profile of Kirkland Lake Gold at www.sedar.com. For those shareholders of Kirkland Lake Gold whose share are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Kirkland Lake Gold shares and should follow the instructions of such intermediary or nominee.

Information for Former Newmarket Shareholders

Concurrent with the closing of the Arrangement, the combined company undertook a 0.475 for 1 share consolidation and former shareholders of Newmarket received 0.475 of a post-consolidated KL Gold Share for every 1 pre-consolidated share of Newmarket.

In order to receive KL Gold Shares in exchange for Newmarket shares, Newmarket registered shareholders must complete, sign, date and return the letter of transmittal that was mailed to each Newmarket shareholder prior to closing (the “Newmarket Letter of Transmittal”). The Newmarket Letter of Transmittal is also available under the SEDAR profile of Kirkland Lake Gold at www.sedar.com. For those shareholders of Newmarket whose share are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Newmarket and should follow the instructions of such intermediary or nominee.

Board of Directors

The Board of Directors of the combined company have been enhanced by the addition of the new members who all have a wealth of knowledge and experience to support the newly combined entity.

The new Board of Directors, elected by the shareholders of Newmarket at the special meeting of shareholders held on November 25, 2016, is comprised of the following individuals:

Eric Sprott	Chairman of the Board	Ray Threlkeld	Independent

Tony Makuch	President & CEO	Maryse Belanger	Independent

Barry Olson	Independent	Jon Gill	New independent member

Pamela Klessig	Independent	Arnold Klassen	New independent member

Jeffrey Parr	Independent

The Board of KL Gold would like to thank Dawn Whittaker and Barry Cooper, former directors of Kirkland Lake Gold, and Randall Oliphant, Blayne Johnson, Mike Vint and Edward Farrauto, former directors of Newmarket for their dedication and continued support. In addition, the Board of KL Gold would like to thank Douglas Forster, the former President, CEO and director of Newmarket for his steadfast stewardship of Newmarket and wish him continued success in the future. The Company will also provide an update on the management team for KL Gold in due course.

About KL Gold

Kirkland Lake Gold Ltd., is a new mid-tier gold producer targeting +500,000 ounces of annual gold production with attractive cash costs and extensive exploration potential in both Canada and Australia. The Company’s production is underpinned by three high grade, low-cost operations, the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. In total, the Company operates 7 mines and 5 mills in camps with district scale exploration potential. With a strong balance sheet and continued free cash flow generation, KL Gold is committed to delivering low-cost production, developing its exploration and development pipeline, and maintaining a large resource and reserve base to foster future production growth.

The Company is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer with quality assets in safe mining jurisdictions.

For further information, please contact:

Kirkland Lake Gold Ltd.

www.klgold.com

Anthony (Tony) Makuch	Ryan King
Chief Executive Officer	VP, Investor Relations
Phone: +1 416- 840- 7884	+1 778-372-5611
E-mail: tmakuch@klgold.com	rking@newmarketgoldinc.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations for the effects of the Arrangement or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the Arrangement, (iv) the anticipated date the KL Gold Shares will commence trading on the TSX and the date the former Kirkland Lake Gold shares will be delisted from the TSX and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of Kirkland Lake Gold and Newmarket and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended June 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.